UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)
=Form C: Offering Statement
=Form C-U: Progress Update
=Form C/A: Amendment to Offering Statement
=Check box if Amendment is material and investors must reconfirm within five business days.
☒Form C-AR: Annual Report
=Form C-AR/A: Amendment to Annual Report
=Form C-TR: Termination of Reporting

Name of issuer
Absinthia's Bottled Spirits, LLC
Legal status of issuer Form
Limited liability company
Jurisdiction of Incorporation/Organization
California
Date of organization
July 29, 2013
Physical address of issuer
1962 Leimert Blvd
Oakland, CA 94602

Website of issuer
www.absinthia.com
Name of intermediary through which the offering will be conducted
Crowdfund Mainstreet

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$35,098	$26,162
Cash and Cash Equivalents	$4,215	$1,796
Accounts Receivable	$1952	$3,246
Short-term Debt	$12,470	$12,470
Long-term Debt	$58,390	$0
Revenues/Sales	$31,053	$16,299
Cost of Goods Sold	$46,511	$7,089
Taxes Paid	$800	$800
Net Income	$-61,905	$-33,546

Form C-AR

Annual Report of Absinthia's Bottled Spirits, LLC (the "Issuer," the "Company," "we," "our," "us") Following a 2019 Offering of
Revenue-Share Promissory Notes under Regulation Crowdfunding (the "Regulation CF Offering")
Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Absinthia's Bottled Spirits, LLC	Limited liability company	California	July 12, 2013	1962 Leimert Blvd Oakland, CA 94602	www.absinthia.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: Each person's principal occupation and employment, including whether any officer is employed by another employer; and
The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the Issuer:

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Jennifer Absinthia Vermut	CEO/Co-founder/Member	2013-present

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Jennifer Absinthia Vermut	100%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

What is Absinthia's Bottled Spirits?

Absinthia's Bottled Spirits produces organic absinthe and related merchandise. While most absinthes available on the market today are steeped in old world tradition, ABSINTHIA is made with the new world in mind. It has a traditional flavor profile, yet the bottles and the ingredients call to mind a light, feminine beverage made for the craft cocktail enthusiast. All our ingredients are certified organic, while our base alcohol is made from certified biodynamic and certified organic grapes. ABSINTHIA is distilled and bottled right on the farm in a small-batch, copper pot still, individually crafted to show the subtle flavors and aromas of its ingredients. This method, which always begins with Biodynamic farming, produces exceptionally high quality farmhouse spirits.

Highlights:
● Woman owned
● Certified organic
● Artisanal spirit
● Unique product line

Business Plan

ABS LLC holds a Federal TTB license as well as a Type 18 Distilled Spirits Wholesale license through the State of California Alcohol Beverage Control. Absinthia self distributes in California to bars, restaurants, hotels, and liquor stores. Absinthia has distribution in other states. Absinthia currently has distribution in Louisiana and New York.

In addition to relationship building by visiting new, prospective, and existing accounts, Absinthia sponsors events, holds tastings, and uses social media to reach new customers. Absinthia is planning to add new states and establish an e-commerce site.

Rule 201(e) The current number of employees of the Issuer.

The Founder listed in response to Rule 201(c) above.

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Regulation CF Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The SEC does not pass upon the merits of any securities offered or the terms of the Regulation CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Environmental and climate disasters and changes
Natural disasters such as earthquakes, tropical storms, hurricanes, wind or dust storms, flooding, drought, erosion, rock slides, as well as environmental and climate changes, could affect the growth, transportation, and delivery of organic ingrediets. This could affect our ability to produce absinthe and result in a loss. We plan to have an extra year's worth of product on hand to prevent a supply and demand issue.

Regulatory issues

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements, as well as Federal and State liquor laws. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Key persons
Much of the Company's success depends on the skills, experience, and performance of its key persons and on our suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the Company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the Company's business, operating results, and financial condition.

Founder control
Control of the Company and all of its operations are solely with its Founder and will remain with her. Investors must rely upon the judgment and skills of the Founder.

No guarantee of return on investment
No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Tax risks
No representation or warranty of any kind is made by the Company, the members, managers, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Revisions to use of proceeds
It is possible that the use of the proceeds will be revised by management. If proceeds from this offering are insufficient in terms of the actual expenses, the Company could experience financial problems, which may adversely affect its ability to implement its business plan.

Management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

The Company raised $63,500 under the Crowdfunding Notes. The Crowdfunding Notes have the following principal provisions:
When Paid in Full: Outstanding principal and accrued interest on each Crowdfunding Note will be considered paid in full when the Company has paid the investor the Repayment Amount, defined as the original investment amount multiplied by 1.5.

Payments: Maturity date: When the repayment amount has been paid.

The annual payment shall be each investor's Pro Rata Share of forty percent (7%) of the Company's Net Revenue.

"Pro Rata Share" means the ratio that results from dividing the amount of the investor's original investment by the total amount loaned under all of the Notes.

The "Notes" are all promissory notes issued by the Company which contain substantially the same terms, except for the Repayment Amount. Both the Zero-Interest Notes and the Crowdfunding Notes are included in the Notes.

"Net Revenue" means all of the Company's cash receipts less cost of goods and all expenses including taxes, interest on other indebtedness (if any), and depreciation.

The company's accountant shall calculate Net Revenue on a cash basis at the end of each fiscal year.

Under no circumstances shall payments to any investor exceed what is allowed under California law governing usury.

Prepayment: The company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the Repayment Amount for any or all of the amounts owed to the investors under the Notes. The company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on the amount of their original investments.

Investor Information Rights: The company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Notes will be unsecured obligations of the Company.

Subordination: The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of a Note (other than the loan amount or the Repayment Amount) may be amended, waived or modified upon the written consent of the Company and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of a Note may be amended by mutual agreement of the parties.

Investors' rights under the Notes may only be modified or limited as described under "Amendment" above.

Investors will not have voting rights or ownership of the Company. The Company is owned and managed by its founding member listed in response to Rule 201(c).

The above is intended to be only a summary of some of the key terms of the Crowdfunding Notes. The above is not a complete description of the terms of the Notes.

Please see the form of Crowdfunding Note filed with the SEC with this report as Exhibit A for the complete terms of the investment. The above summary is qualified in its entirety by the form of Crowdfunding Note filed with the SEC with this report as Exhibit A.

A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.
The company has no shareholders. The company's founder have the absolute right to make decisions with respect to the assets of the Company. It is possible that the founder could make a decision that has negative consequences for the Company and therefore the investors in the Crowdfunding Notes.

Please see our response to Rule 201(c) above.

How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

Each Crowdfunding Note was offered at its face value, and promissory notes sold by the Company will continue to be offered at their face value.

The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

An investor's rights under a Crowdfunding Note may only be amended as described in our response to Rule 201(m)(1) above. In the event of a change of control of the Company, the Crowdfunding Note would remain binding on the Company's successors.

If the Company issues additional Notes, the investor's annual Pro Rata Share of the Issuer's Net Revenue could be diluted. If there are more investors owning Notes, the amount owed to the

investor relative to the amount owed to all investors could be reduced. If that happens, the investor's Pro Rata Share—and the annual payment due to it—would also become smaller.

Note, however, that the total Repayment Amount to the investor would remain the same regardless of how many investors hold Notes.

The company's founder has the absolute right to make decisions with respect to the assets of the Company. The Company's founder could make a decision that would have negative consequences for the Company, reduce the Company's revenue, and reduce the investor's return, including the issuance of additional securities, a sale of the Issuer or of the assets of the Issuer or transactions with related parties.

Please see our response to Rule 201(f) above for other risk factors.

A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

To the Issuer;

To an accredited investor;

As part of an offering registered with the SEC; or

To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Absinthia has approximately $17,000 in revolving debt from business credit cards. The interest rate is 19.24%.

Absinthia issued $63,500 in Crowdfunding Notes. The total Repayment Amount under the Crowdfunding Notes is $95,250. Please see the response under Rule 201(m) above for a more complete summary of the terms of the Crowdfunding Notes, and please see Exhibit A for the form of Crowdfunding Note.

As described in the response to Rule 201(m)(1), the Crowdfunding Notes are Notes, as such are defined in the response to Rule 201(m)(1) above, and the holder of each Note will receive such holder's Pro Rata Share of 7% of the Company's Net Revenue.

Rule 201(q) A description of exempt offerings conducted within the past three years.

We sold $63,500 in Crowdfunding Notes in the Regulation CF Offering, which began in April 1, 2019 and closed May 31, 2019. The sale of the Crowdfunding Notes has helped cover the following expenses:

- Purchase of COGS to create inventory
- Marketing and trade show expenses, including travel

Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
Any director or officer of the Issuer;
Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent,

sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of December 31, 2019, the founder invested a total of $131,000 in the Company.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in response to Rules 201(f) and 201(m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Operations

Between 2013 and 2017, the Company focused on research and development for vintage Swiss absinthe recipes and distillers, as well as bottles, labels, and legal licenses. The founder personally invested a total of approximately $131,000 into the Company from 2013 to 2019. This investment went towards all research and development, marketing,

cost of goods sold, and legal and patent-pending fees.

In 2017, Absinthia began operations to sell absinthe at Bay Area bars, hotels, restaurants, and liquor stores to build brand recognition and brand preference. The absinthe won six awards in the first year of sales, including gold in SF and NY competitions and Silver in London. San Diego awarded Absinthia a gold in bottle design. This has created a respectable and desirable brand and has increased sales and distribution.

Liquidity and Capital Resources

We have not yet broken even in the business. However, we have been steadily building our sales and distribution to improve cash flow and become profitable. We raised $63,500 in Crowdfunding Notes through our Regulation CF Offering that closed in May of 2019.

Please see our response to Rule 201(d) above and our financial statements, filed with the SEC herewith as Exhibit B, for more information.

 Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Exhibits List

Exhibit A: Form of Crowdfunding Note Exhibit B: Financial Statements